

July 20, 2010

Via Facsimile and U.S. Mail

Mr. Robert J. Nikl
Chief Financial Officer
Verigy Ltd.
No. 1 Yishun Ave 7
Singapore 768923

> **Re: Verigy Ltd.**
> **Form 10-K for the Year Ended October 31, 2009**
> **Filed December 21, 2009**
> **File No. 000-52038**

Dear Mr. Nikl:

We have reviewed your response letter dated July 1, 2010 and filings and have the following comments. In our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended October 31, 2009

Note 24. Segment and Geographic Information, page 103

1.   We note your response to prior comment 1. You state that your SOC test system products and services and your memory test system products and services exhibit similar economic characteristics under "normal market conditions." Please explain to us why you believe it is appropriate to limit the evaluation of whether the segments exhibit similar economic characteristics to "normal market conditions."

Verigy Ltd.
Mr. Robert J. Nikl
July 20, 2010
Page 2

2.   Further to the above, you state that your SOC test systems and memory test systems
        segments have also had similar gross margin trends during the recent economic
        downturn. Specifically, you refer to both your SOC test systems and your memory test
        systems segments decreasing correspondingly in 2009. However, we note that the gross
        margin trends shown on page 5 of your response suggest that the two segments have not
        had similar gross margin trends during the economic downturn. From that table, we note
        that your SOC test systems segment exhibited a 900 basis point decline in gross margins
        from 2008 to 2009, which represents a 18% year over year decline. Separately, your
        memory test products segment exhibited a 1800 basis point decline in gross margins from
        2008 to 2009, which represents a 90% year over year decline. Please explain to us in
        greater detail the basis for your statements that your SOC test systems and memory test
        systems segments have had similar gross margin trends during the recent economic
        downturn.

3.   In order to help us understand your historical gross margin trends, please provide us with
        a breakdown of your gross margins by operating segment for each of the quarters within
        each of fiscal years 2007, 2008 2009 and thus far in 2010.

4.   We note from your disclosure in the second bullet point on page 6 of your response letter
        dated July 1, 2010 that average selling prices for your SOC test product offerings have
        been decreasing due to increasing competition. You also discuss upward pressures on
        costs within the SOC test product segment. This disclosure appears to suggest that you
        have not experienced similar pricing and cost pressures within your memory test
        segment. Please tell us how you have considered these factors in evaluating whether the
        SOC test systems and memory test systems exhibit similar economic characteristics.
        Discuss whether you expect these pricing and cost pressures to continue when the market
        returns to "normal market conditions."

5.   We note from your disclosure in the third bullet point on page 6 of your response letter
        dated July 1, 2010 that during the economic downturn, you experienced an increase in
        SOC test system rentals, which generate higher gross margins. This disclosure appears to
        suggest that you do not provide memory test system rentals or that any rentals in the
        memory test segment do not provide the margin protection that such Please explain to us
        how you considered this factor in your analysis of whether the two segments qualify for
        aggregation. Discuss whether you provide for rentals of your memory test systems
        segment that provides similar gross margin protection as the SOC test system rentals.

6.   You state that you expect gross margins for your SOC test products and your memory
        test products to converge when market conditions return to a "more normal level of
        activity." Tell us when you expect the "more normal level of activity" to occur. In this
        regard, provide us with management's forecasts of gross margins for the remainder of
        2010 and any future periods that support your statement. To the extent you believe this
        convergence will occur over time, explain to us why you believe it is appropriate to

continue to aggregate the two operating segments during the period that the segments are converging towards similar gross margins.

You may contact Tara Harkins, Staff Accountant, at (202) 551-3639 or me at (202) 551-3643 if you have questions regarding these comments. In this regard, do not hesitate to contact Martin James, Senior Assistant Chief Accountant, at (202) 551-3671.

Sincerely,

Kevin L. Vaughn
Accounting Branch Chief